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Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Investor Update

SBC 2005 Q1 Earnings Conference Call

April 25, 2005

[LOGO]	[LOGO]

Agenda

Introduction	Rich Dietz
Vice President-Investor Relations

Results	Rick Lindner
Chief Financial Officer

Qs and As

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this presentation contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially. A discussion of factors that may affect future results is contained in SBC’s filings with the Securities and Exchange Commission. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s Web site at www.sbc.com/investor_relations.

SEC Rule 165 Information

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations Web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

EPS Summary

	1Q05	1Q04
Reported EPS – Continuing Operations(1)	$0.27	$0.58
Adjustments to Results:
Cingular merger integration costs	$0.01
Cingular non-cash intangible amortization costs	$0.06
Gain on Belgacom disposition		$(0.22)
Foregone equity income(2)		$(0.02)
Adjusted EPS	$0.34	$0.33

Note:  Totals may not foot due to rounding.

(1)  Continuing operations exclude directory operations sold during the third quarter 2004.

(2)  Foregone equity income associated with SBC’s investments in Belgacom, TDC & Telkom SA.

1Q Highlights:  Focused Execution

Wireline: 4th consecutive quarter of revenue growth		Cingular Wireless: clear operational progress across the board

•	Record DSL growth – 504,000 net gain	•	1.4 million net adds – 2nd strong quarter following AT&T Wireless acquisition
•	Deepened bundle penetration
		•	Improved churn – 2.2 percent overall, 1.9 percent for postpaid
•	Consumer ARPU up 8.4 percent
		•	Stabilizing ARPU with wireless data revenues increasing to
•	Substantial improvement in retail line results – both consumer and business		$3.70 per sub – up from $1.10 in 1Q04
		•	Improved margins
•	Overall consumer revenue up 3.9 percent

Solid Progress on Major Initiatives

Agreement to Acquire AT&T	•	Announced Jan. 31

	•	Reviews under way – state, federal, international

	•	Integration planning teams named

Project Lightspeed	•	Lab tests have generated good results, initial field trial for IP video launched in early April

	•	Alcatel/Microsoft alliance to develop integrated IPTV platform

	•	FTTP deployment under way, FTTN planning completed and network conditioning has begun

	•	Content expertise in place, term sheets exchanged with key providers

Rick Lindner

Senior Executive Vice President and Chief Financial Officer SBC Communications Inc.

Consolidated Revenue Growth

SBC Consolidated Revenue Year-Over-Year Growth	SBC Consolidated with 100% of Cingular Pro Forma Year-Over-Year Growth

[CHART]	[CHART]

Spike in 4Q04 driven by CPE. Excluding CPE, growth rates increase each quarter.

Wireline Revenue Growth

Wireline Revenue Year-Over-Year Growth	Wireline Revenue without CPE Year-Over-Year Growth

[CHART]	[CHART]

Wireline Revenue Drivers

1Q05 versus 1Q04 (dollars in millions)

[CHART]

Voice		•	Smallest decline in 13 quarters
		•	$399 million improvement from $526 million decline in 1Q04

Long Distance		•	6th straight quarter with growth above 20%
		•	52% penetration of SBC retail lines

DSL/Internet		•	Compares with $113 million growth in 1Q04
		•	1.6 million DSL net adds since 1Q04

Data Transport		•	Compares to $43 million decline in 1Q04
		•	Retail up 1.7%; Wholesale up 1.2%

Switched Access Line Trends:
Shifts in Mix and Economics

Net Change by Quarter
(in thousands)

Retail Access Lines	Wholesale Access Lines

[CHART]	[CHART]

UNE-P (364) Resale 21

Increased average prices per wholesale line … percent of net inflow of UNE-P lines to retail is at a level to increase revenue growth

Consumer Line Trends

Net Change by Quarter
(in thousands)

Consumer Primary Retail Lines	Consumer Additional Retail Lines

[CHART]	[CHART]

1Q05 marks first growth in primary consumer lines since 1Q00	1Q05 marks smallest decline in additional lines since 1Q01, achieved record DSL net add quarter

Totals exclude a reclassification that moved consumer retail access lines from primary to additional. The changes made to consumer primary in-service totals were: 1Q04 (68)K and 2Q04 (68)K with offsetting changes made to consumer additional in-service totals. This reclassification does not impact total retail lines in service.

Consumer Trends

Retail Revenue Growth Compared to Retail Access Line Growth	Retail Revenue Growth Compared to Retail Network Connection(1) Growth

[CHART]	[CHART]

(1) Retail network connections include retail consumer access lines, retail consumer DSL lines and retail consumer video subscribers.

Bundles, Consumer ARPU Growth

Key-Product Bundles Percent of consumers with bundles that include one or more key services – LD, DSL, satellite and jointly billed wireless	Consumer Wireline Revenue Year-Over-Year Growth

[CHART]	[CHART]

Long Distance
Continued Strong Growth

In-Service InterLATA PICs
(in millions)

[CHART]

•                  Stable per-minute pricing

•                  High percentage of long distance customers on plans with recurring charges

•                  Nearly 80% of consumers, with approximately one-third of these having unlimited plans

•                  More than 90% of business customers

•                  InterLATA and International LD revenues up more than 36% year over year

(1) Includes 0.1 million increase for methodology true-up.

DSL
Industry-Leading In-Service Base

In-Service DSL Lines
(in millions)

[CHART]

•                  Record net adds – 504,000

•                  14% penetration of capable locations, 20% in the West region

•                  20% DSL penetration of consumer primary lines, 24% in West

•                  Nearly one-fourth of DSL installations are for high speed-tier products

Consumer Bundles
Price Comparisons

Average Monthly Price (Initial 12-month term as of April 12, 2005)	SBC	Time Warner Cable	Cox	AOL	Vonage
Voice	$48.95	$43.90	$48.95	$34.99	$24.99
Data	$29.99	$37.45	$39.95	$37.45	$37.45
Video	$52.98	$70.45	$69.00	$70.45	$70.45
Wireless	$34.99	$39.99	$39.99	$39.99	$39.99
Unallocated Discounts		$(5.40)	$(2.95)
Total Before Taxes & Fees	$166.91	$186.39	$194.94	$182.88	$172.88

SBC advertising message – “Do the Math”

See notes section of Financial & Operational Results section of our Web site at www.sbc.com/investor_relations for details of SBC services offers (All Distance plan voice service plus calling features; SBC Yahoo! DSL Pro Internet access service; SBC|DISH Network satellite TV service (AT 120 + HBO); and Cingular Nation 450 wireless service).  Competitors price and offer details available on their Internet Web sites.  San Antonio is reference point for all SBC and competitive offers listed, except Cox (Oklahoma City Ultra Bundle).  Wireless for all providers is based on Cingular Nation 450 plan (with $5 discount on SBC plan). Other monthly charges may apply to DSL.  Cingular Wireless service for SBC is after $5 discount, other monthly charges may apply.

Business Wireline
Revenue & Access Line Trends

Business Retail Access Lines – Net Change by Quarter (in thousands)	Business Wireline Revenue Year-Over-Year Growth Excluding CPE

[CHART]	[CHART]

(1.3)%	0.5%	0.1%	3.6%	0.4%

Reported Results

Industry-Leading Data Revenue

Quarterly Data Revenue
(dollars in millions)

[CHART]

•                  Total data revenue up 6.7% year over year

•                  Year-over-year increases in all categories

•                  Sequential increase in DSL/Internet and hi-cap data transport

SBC Operating Income Margin

SBC Adjusted Operating
Income Margin(1)

[CHART]

15.1%	14.1%	16.5%	12.1%	15.2%

Reported Results

•                  Storms resulted in $100 million expense pressure

•                  Pension & OPEB costs were up $79 million year over year

•                  Continued strong growth in long distance and DSL

•                  Continued focus on reducing headcount

(1) 2Q04 excludes $263 million strike and labor settlement charges and 4Q04 excludes $244 million severance and pension charges.

Cingular Wireless
Solid Execution

	1Q05	4Q04
Net Adds(1) (in thousands)	1,419	1,757
Total Revenues(1) (in millions)	$8,229	$8,088
Total Churn(1)	2.2%	2.4%
Postpaid Churn(1)	1.9%	2.1%
Service ARPU(1)	$49.59	$49.97
Adjusted(2) OIBDA Margin	25.5%	23.4%

•                  Strength of customer additions continues; sequential decreases driven by normal seasonal patterns

•                  Network and customer service quality continue to drive churn reductions and margin improvement

Postpaid adds were 79% of total net adds versus 68%
last quarter, 84% of minutes on GSM network

(1)          Pro forma results for 4Q04.  Includes results from AT&T Wireless for the period Oct. 1, 2004 through Oct. 25, 2004.

(2)          OIBDA Margin is defined as operating income plus depreciation and amortization divided by wireless service revenue.  Adjusted to exclude charge of $245 million in 4Q04 and $105 million in 1Q05 from merger integration.  Reported OIBDA margin 1Q05 24.1% / 4Q04 19.5%.

Cash Flow

	1Q05	1Q04	YOY Change
Cash From Operations	$1,256	$1,998	$(742)
Capital Expenditures	$1,050	$936	$114
Dividends	$1,066	$1,034	$32
Cash From Cingular	$596	$0	$596
Free Cash Flow	$(264)	$28	$(292)

•                  Increase in cash tax payments

•                  $232 million voluntary benefit funding in 1Q04

•                  Volume growth

•                  Investment in Lightspeed and efficiency projects

•                  3.2% dividend increase

•                  New cash sweep process

Continue to expect approximately $3 billion of free cash flow for 2005

Free cash flow is cash from operations less capital expenditures less dividends plus cash from Cingular.

1Q05 in Summary

•                  Solid progress at Cingular Wireless, with reduced churn, improved margins, stabilizing ARPU

•                  Improved access line trends

•                  Accelerated DSL growth with 504,000 net adds

•                  Deepened bundle penetration, 8.4 percent growth in consumer ARPU

•                  Continued solid data growth

•                  Clear, consistent focus on cost initiatives, margins

•                  Major initiatives on track: Project Lightspeed and AT&T transaction

Potential EPS Merger Impacts

Reported	Excluding Integration Costs & Non-Cash Intangible Amortization

[CHART]	[CHART]

	2005	2006	2007	2008(1)	2009(1)	2005	2006	2007	2008(1)	2009(1)
AT&T Wireless(1)	$(0.21)-$(0.19)	$(0.03)-$(0.01)	$0.27-$0.30	$0.27-$0.30	$0.27-$0.30	$0.07-$0.09	$0.15-$0.17	$0.40-$0.43	$0.40-$0.43	$0.40-$0.43
AT&T	NA	$(0.31)-$(0.28)	$(0.15)-$(0.12)	$0.09-$0.11	$0.23-$0.27	NA	$0.00-$0.02	$0.07-$0.09	$0.23-$0.26	$0.28-$0.31

(1) 2008 & 2009 AT&T Wireless estimates are illustrative only and based on previously released estimates for 2007.

Investor Update

SBC 2005 Q1 Earnings Conference Call
April 25, 2005

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.